FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

SIGNING OF A POOL AGREEMENT FOR AN INTERNATIONAL TENDER
FOR THE SUPPLY OF LNG

(Santiago, Chile, June 21, 2005) – Endesa Chile (NYSE: EOC), announced today that the company has signed a pool agreement on June 20, 2005 jointly with Colbún S.A., Empresa Nacional del Petróleo (“Enap”) and Metrogas S.A. to arrange an international tender for seeking, selecting and awarding one or more suppliers of liquefied natural gas (LNG), its transportation to a port in Quintero Bay in the 5th Region and its storage, re-gasification and delivery to buyers within Chile’s central zone. This process is to ensure a reliable and commercially reasonable energy supply to reduce the dependence of the central zone’s energy resources on natural gas brought from Argentina.

With the signing of the pool agreement, Endesa Chile and the other signatories have taken into account the economies of scale that would be achieved by the aggregation of the volumes demanded with the consequent improvement in the commercial terms for the supply of LNG and the complementary conditions mentioned above.

Together with signing the pool agreement, the parties have begun the international tender process by sending out invitations to bid and an information memorandum to the principal players in the LNG market.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: June 21, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager